October 13, 2000



To Whom It May Concern:

     The firm of Barry L. Friedman, P.C., Certified Public Accountant consents to the inclusion of their report of October 13, 2000, on the Financial Statements of MUSIC ETC., INC., as of September 30, 2000, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.



Very truly yours,



/s/ Barry L. Friedman
Barry L. Friedman
Certified Public Accountant